February 19, 2019


Via E-Mail

Richard Anslow
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:    MICT, Inc.
              Schedule TO-T filed on February 5, 2019
              Filed by BNN Technology PLC
              File No. 5-86541

Dear Mr. Anslow:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to
Purchase included as Exhibit 99(a)(1)(A) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

   1. Please provide your supplemental analysis as to why this tender offer is not the first step in a going private transaction. In this regard, we note that affiliates of the bidder own
      14% of MICT and are tendering for an additional 20% of the outstanding common shares. The disclosure in the Offer to Purchase states that Nasdaq "may consider delisting the Shares if certain conditions are not met." In addition, GFH will acquire all
      Shares of MICT after the Offer under the terms of the more comprehensive Acquisition
      Agreement. We may have additional comments after reviewing your analysis.

   2. See our comment above with reference to the broader Acquisition Agreement transaction, of which this Offer is only a part. Given that the Offer is required under the terms of the
 Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP
October 19, 2019
Page 2


       Agreement and that GFH will ultimately acquire MICT after the Offer, tell us why additional bidders are not required on the Schedule TO-T (including but not limited to
       GFH). Please note that if additional bidders are added, each must individually satisfy the disclosure and dissemination requirements of Schedule TO.

   3. Consider adding a chart or diagram that shows the post-Acquisition structure of the entities that are parties to the Acquisition Agreement, whether "before and after" or showing the multiple steps of the contemplated acquisition transactions.

   4. Expand the disclosure in the Offer to Purchase to more thoroughly explain why the bidder is conducting this Offer and how it fits into the broader transactions contemplated by the Acquisition Agreement. We note in this regard that the Background of the Offer section (Section 11) in the Offer to Purchase is currently only two sentences long.
      Similarly, Section 12 (Plans for MICT) does not appear to describe the subsequent acquisition of MICT by GFH which we understand is contemplated by the Acquisition
      Agreement.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551- 3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions